Room 4561
via fax (727) 538-7808

July 31, 2006

Steven Raymund
Chairman & CEO
Tech Data Corporation
5350 Tech Data Drive
Clearwater, FL 33760

> **Re:** **Tech Data Corporation**
> **Form 10-K for Fiscal Year Ended January 31, 2006**
> **Filed April 3 ,2006**
> **Forms 10-Q for Fiscal Quarter Ended April 30, 2006 Filed June 8, 2006**
> **Form 8-K Dated May 23, 2006**

Dear Mr. Raymund:

We have reviewed the above referenced filing and have the following comments. Please note that we have limited our review to the matters addressed in the comments below. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Year Ended January 31, 2006

Business, page 1

1. We note your references throughout the Company's Form 10-K to a customer in a "Middle Eastern county. Tell us the name of the Middle Eastern country where you conduct business.

Note 5 – Goodwill and Other Intangible Assets, page 48

2.   We note your disclosures on page 18, where you indicate that the Company is disappointed with the results in your EMEA market. We further note that you site weaker demand conditions, competitive pricing pressures, declining average selling prices and the diverted focus of your management team in this region as contributing factors to the declining market in this segment. Tell us how you considered these factors in analyzing your goodwill for impairment in this reporting unit. Also, explain what impact this changing environment in the EMEA market had on the assumptions used in your discounted cash flow analysis.

3.   Please provide a breakdown of the $191.1 million of capitalized software costs by type of costs such as (a) personal computer, (b) mainframe software and (c) enterprise-wide systems. Specifically with regards to the enterprise-wide systems provide a discussion of the systems included in such amount (i.e. Siebel, SAP R/3, etc.) and tell us the dates such systems were installed. Also, tell us how you determined that a ten-year life for such systems is appropriate.

4.   We also note that throughout your Form 10-K, the Company refers to your "comprehensive IT systems upgrade". Please explain further what this project entails, when it began, when you anticipate completing such project and the total costs you expect to capitalize as a result of such project. Also, tell us what consideration you gave to including an expanded discussion of this project in your MD&A.

Note 9 – Income Taxes, page 52

5.   We note that the Company increased the valuation allowance for deferred tax assets by $56.6 million during fiscal 2006. You indicate that the increase was due to cumulative losses expected to be realized through the current fiscal year, with such loses not being utilized in future periods through the implementation of prudent and feasible tax planning strategies. We further note that the majority of the net operating losses have an indefinite carryforward period. If the majority of your loss carryforwards do not retire, then please explain how you determined that it was more likely than not that the deferred tax assets would not be realized. Tell us what impact the "prudent and feasible tax planning strategies" had on your analysis.

6.   We note your discussion in Note 12 of the potential assessment relating to value-added tax matters. Tell us the total amount of such assessment and tell us what consideration you gave to disclosing the potential contingency pursuant to paragraph 10 of SFAS 5. Also, tell us what portion of such amount the Company believes they have a valid defense against and tell us the current status of the Company's administrative action.

Note 10 – Employee Benefit Plans, page 54

7.   We note that during fiscal 2006, the Company's Board of Directors approved the issuance of 1.6 million long-term incentive awards in the form of maximum-value stock-settled stock appreciation rights and maximum-value stock options. With regards to these issuances, please explain the following:

- Please explain the terms of these instruments further and provide examples explaining what the holder will receive upon exercise under various market conditions.
- Explain further your use of a two-step method to value such options. Are you using an average of the Hull-White lattice model and the Black-Scholes option-pricing model in your valuation or are you using results from the lattice model and plugging them into the option-pricing model to determine the weighted average? Please explain and tell us how you determined that this combined method met the requirements of SFAS 123R.

Form 8-K Dated May 23, 2006

8.   We note your use of non-GAAP measures in the Form 8-K noted above which excludes a number of items. Tell us how you considered Question 8 of Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures to include the following disclosures:

- the manner in which management uses the non-GAAP measure to conduct or evaluate its business;
- the economic substance behind management's decision to use such a measure;
- the material limitations associated with use of the non-GAAP financial measure as compared to the use of the most directly comparable GAAP financial measure;
- the manner in which management compensates for these limitations when using the non-GAAP financial measure; and
- the substantive reasons why management believes the non-GAAP financial measure provides useful information to investors.

In this regard, we believe you should further enhance your disclosures to comply with Item 10(e)(1)(i)(C) and (D) of Regulation S-K and Question 8 of the related FAQ to demonstrate the usefulness of your non-GAAP financial measures which excludes a number of items, especially since these measures appear to be used to evaluate performance. We also note your statement that "The non-GAAP financial measures enable investors to analyze the core financials and operating performance of the company and to facilitate period-to-period comparisons and analysis of operating trends." Note that this statement appears overly broad considering that companies and investors may differ as to which items warrant adjustment and what constitutes performance. Additionally, if you intend to use the term "core" performance in your future disclosure, ensure that it is adequately defined and explain how you determined that the excluded items were representative of your "core" operations. Also, tell us whether you believe the nature of the items excluded are reasonably likely to recur within two years or whether there were similar charges within the prior two years.

* * * * * * *

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact the undersigned at (202) 551-3499 if you have any questions regarding comments on the financial statements and related matters.

Sincerely,

Kathleen Collins
Accounting Branch Chief